Exhibit 99.3

AMENDED AND RESTATED INTERIM INVESTORS AGREEMENT

This AMENDED AND RESTATED INTERIM INVESTORS AGREEMENT (this “Agreement”) is entered into on February 16, 2021, and effective as of November 2, 2020, by and among Greysbridge Holdings Ltd., a Bermuda exempted company limited by shares (“NewCo”), and each of the Investors (as defined herein).

RECITALS

WHEREAS, on October 9, 2020, Arch Capital Group Ltd., a Bermuda exempted company limited by shares (“Parent”), Greysbridge Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Parent (“Merger Sub”) and Watford Holdings Ltd., a Bermuda exempted company limited by shares (the “Company”), have executed an Agreement and Plan of Merger, as amended by Amendment No. 1 dated November 2, 2020 (“Amendment No. 1”), and as assigned on November 2, 2020 by Parent to NewCo (as such agreement may be further amended or modified from time to time in compliance with this Agreement, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving such merger on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”);

WHEREAS, on November 2, 2020, each of the Investors caused to be delivered a letter agreement in favor of NewCo in which each Investor and/or its Affiliate(s) has agreed, subject to the terms and conditions set forth therein, to contribute or cause to be contributed an equity investment in Newco at the Closing (as hereinafter defined) (each such letter, as amended on the date hereof and as further amended or modified from time to time in compliance with this Agreement, an “Equity Commitment Letter”) in the amount and in the manner required by such Equity Commitment Letter; and

WHEREAS, the Investors and NewCo wish to agree to certain terms and conditions that will govern the actions of NewCo and the relationship among the Investors with respect to the Merger Agreement and the Equity Commitment Letters and the transactions contemplated thereby.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1.	EFFECTIVENESS; DEFINITIONS.

1.1. Effectiveness. This Agreement shall become effective as of November 2, 2020 and shall terminate  (except  with  respect  to  this  Section 1.1,  Section 1.2,  Section 2.5, Section 2.6(f), Section 2.8, Article 3 and Article 4 which shall survive such termination and continue in full force and effect) upon the earlier of (i) the consummation of the Merger under the Merger Agreement (the “Closing”) and (ii) if the Merger Agreement is terminated in accordance with its terms, then upon the satisfaction of the obligations of NewCo required by the Merger Agreement and the obligations of the parties required by this Agreement; provided that any liability for failure to comply with the terms of this Agreement prior to the termination of this Agreement shall survive such termination.

1.2. Definitions; Construction. Certain terms are used in this Agreement as  specifically defined herein. Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The section headings of this Agreement are included for reference purposes only and shall not affect the construction or interpretation of any of the provisions of this Agreement. In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the Investors, and no presumption or burden of proof shall arise, or rule of strict construction applied, favoring or disfavoring any Investor by virtue of the authorship of any of the provisions of this Agreement.

2.	AGREEMENTS AMONG THE INVESTORS.

2.1. Actions under the Merger Agreement. Each of the Investors shall use its reasonable best efforts to cause NewCo to comply with all covenants and agreements of NewCo under the Merger Agreement. The approval in writing (e-mail being sufficient) of each of the Investors (excluding any Withdrawing Investor if there is at least one Continuing Investor and such Withdrawing Investor’s obligations have been assumed in accordance with Section 2.3.2) (the “Requisite Investors,” provided, however, that no Investor whose breaches of this Agreement or its Equity Commitment Letter have caused or would reasonably be expected to cause the conditions to NewCo’s obligation to consummate the Merger not to be satisfied shall be a Requisite Investor; and such approval, the “Requisite Investor Approval”) shall be required in order for NewCo to take any action or refrain from taking any action or make any determination under the Merger Agreement or in connection with the transactions contemplated hereby, including to (i) amend, modify, waive, supplement, terminate or agree to an amendment, modification, waiver or supplement to, or termination of, the Merger Agreement, (ii) grant any consent, waiver or approval contemplated or permitted by the Merger Agreement, (iii) terminate the Merger Agreement, (iv) waive any condition to Closing specified in Article VII of the Merger Agreement (each, a “Closing Condition” and, collectively, the “Closing Conditions”), (v) determine whether any Closing Condition has been satisfied or (vi) settle any litigation or permit NewCo to settle any litigation, claim or proceeding (including with respect to any exercise or purported exercise of appraisal rights) arising in connection with, or relating to, the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing but subject to compliance by the Arch Investor with its obligations under Section 4.14, if following receipt by NewCo of written notice from the Company of its intent to terminate the Merger Agreement to enter into a definitive agreement providing for a Superior Proposal, the Arch Investor  determines to increase the Merger Consideration to an amount at which the Kelso Investor, the Warburg Investor or both decline to participate (which such decision to proceed or decline shall be given to the Arch Investor by the Kelso Investor or the Warburg Investor within 48 hours of notification from the Arch Investor of its desire to increase the Merger Consideration in response to such Superior Proposal), the restrictions set forth herein having the effect or restricting the Arch Investor from proceeding with such an increase in the Merger Consideration will not apply to or restrict the Arch Investor from proceeding with such increase in Merger Consideration or replacing either the Kelso Investor (if the Kelso Investor declines to participate), the Warburg Investor (if the Warburg Investor declines to participate) or both (if both the Kelso Investor and the Warburg Investor decline to participate), and such declining Investor(s) shall become Withdrawing Investors.

2.2.	Ancillary Documents.

2.2.1.
Each Investor agrees to negotiate in good faith with the other Investors to enter into, concurrently with the Closing certain ancillary agreements (including shareholder agreements) (collectively, the “Ancillary Agreements”), which shall contain terms consistent with those set forth in that certain term sheet dated as of November 2, 2020, agreed among the Investors (the “term sheet”), and such additional or modified terms as mutually agreed upon by the Requisite Investors. NewCo agrees to enter into any such agreements and to enact any such agreements that are so agreed. If for any reason the Investors have not entered into the Ancillary Agreements at or prior to the Closing, the Investors shall operate NewCo and its Subsidiaries (including the Surviving Corporation) in accordance with the term sheet until such time as the Ancillary Agreements shall be in effect.

2.2.2.
Prior to Closing, with the Requisite Investor Approval, NewCo may, or may direct any of its Subsidiaries, to negotiate and enter into definitive agreements with (x) members of management of the Company or any successors thereto with respect to the terms of management’s employment, compensation, equity incentives and/or adopt policies or plans affecting management of the Company or any successors thereto and/or (y) HPS Investment Partners, LLC and its Affiliates with respect to investment management services to the Company and related agreements.

2.2.3.	The Arch Investor agrees that it and/or its Affiliates will enforce the Enstar Voting and Support Agreement in accordance with its terms.

2.3.	Rights of Investors; Commitments.

2.3.1.
Commitments. Each Investor hereby affirms and agrees that it and/or its Affiliate(s) is bound by the provisions set forth in its Equity Commitment Letter and that NewCo, acting at the direction of the Requisite Investors, shall be entitled to enforce the provisions of each of the Equity Commitment Letters in accordance with this Agreement and the terms of the Equity Commitment Letters, but only if the Requisite Investors determine in good faith that the conditions to funding under the Equity Commitment Letters are satisfied or waived. None of the Investors or NewCo shall attempt to enforce, or cause NewCo to enforce, the Equity Commitment Letters until the condition set forth above in this Section 2.3.1 has been satisfied. Notwithstanding anything to the contrary in this Section 2.3.1, if the Requisite Investors determine that NewCo does not require all of the Commitments in order to fulfill its obligations in full under the Merger Agreement and to consummate the Merger, then the Requisite Investors shall (except as otherwise agreed in writing between the Requisite Investors) reduce the Commitments of each of the Investors (and/or Affiliate(s)) to such extent, with any such reduction to be applied pro rata among the Investors (and/or Affiliate(s)) based on the amount of their respective Commitments prior to giving effect to such reduction.

2.3.2.
Continuing Investor. If (i) all of the Requisite Investors have determined in good faith that there is a right of NewCo to terminate the Merger Agreement pursuant to the terms of the Merger Agreement, (ii) an Investor (a “Withdrawing Investor”) has notified the other Investors in writing (e-mail being sufficient) that it wishes to cause NewCo to exercise such right and (iii) notwithstanding any right of NewCo to terminate the Merger Agreement, an Investor that is not a Withdrawing Investor (a “Continuing Investor”) wishes not to cause the Merger Agreement to be terminated and to consummate the transactions contemplated by the Merger Agreement, the Continuing Investor(s) shall notify NewCo and each of the other Investors of such wish in writing (any such written notice, the “Continuation Notice”) within two (2) Business Days of its receipt of such notice from the Withdrawing Investor. Following the date of delivery of the Continuation Notice, the Continuing Investor(s) and Withdrawing Investor shall assign the Withdrawing Investor’s participation rights to the Continuing Investor(s) and/or a third party approved by each Continuing Investor and, in connection with the completion of such assignment, the Withdrawing Investor(s) and the Continuing Investor(s) shall cooperate in such reasonable arrangements to permit NewCo and the Continuing Investor(s) to proceed with the transactions contemplated by the Merger Agreement and to terminate any liability or obligation of the Withdrawing Investor(s) under this Agreement (other than as specifically set forth in Sections 2.5, 2.9, 4.6, and 4.11, and with respect to breaches of this Agreement by the Withdrawing Investor prior to the date of the completion of such arrangements) and its Equity Commitment Letter; provided, that any assignee of a Withdrawing Investor’s participation rights pursuant to this sentence shall be sufficiently creditworthy (in the good faith determination of such Withdrawing Investor and the Continuing Investor(s)) and shall assume (in a written agreement with such Withdrawing Investor that is acceptable to such Withdrawing Investor and Continuing Investor(s)) all of such Withdrawing Investor’s obligations under its Equity Commitment Letter and (except as provided in this sentence) this Agreement and NewCo shall release such Withdrawing Investor from all of its obligations thereunder. For avoidance of doubt, except as set forth in the immediately preceding sentence, all other Investors shall remain bound by this Agreement. For purposes of this Agreement, the assignee of a majority of the participation rights of a Withdrawing Investor pursuant to this Section 2.3.2 shall, with the prior written consent of the Continuing Investor(s), be deemed a Requisite Investor under this Agreement and shall have such corresponding rights and obligations set forth herein.

2.3.3.
Voting Commitment. Each Investor agrees to vote all shares of the Company’s voting securities now or hereafter owned by them, whether beneficially or otherwise, or as to which they have voting power (a) in favor of the adoption and approval of the Merger Agreement and the Statutory Merger Agreement and the transactions contemplated thereby, including the Merger, and (b) against (and not deliver a written consent with respect to) any Alternative Proposal or any action that is intended to, or would reasonably be expected to, materially impede, interfere with or delay or otherwise materially and adversely affect the Merger or the transactions contemplated by the Merger Agreement, in each case at any meeting of the Company’s shareholders.

2.4.	Notices.

2.4.1.
NewCo and the Arch Investor agree to use their reasonable efforts to keep all Investors reasonably informed, on a current basis, of developments relating to the transactions contemplated by the Merger Agreement, including the anticipated Closing Date and instructions and other relevant information as to the funding of each Investor’s Commitment. NewCo shall provide each Investor with at least three (3) Business Days’ prior written notice of the anticipated Closing Date under the Merger Agreement. In the event that any Investor (and/or Affiliate(s)) funds its Commitment as contemplated by such Investor’s Equity Commitment Letter, and the Closing does not occur, within three (3) Business Days thereafter, NewCo or Merger Sub, as applicable, shall promptly return all amounts of the funded Commitment to such Investor.

2.4.2.
Any notices or correspondence received by NewCo or Merger Sub under, in connection with, or related to this Agreement or the Merger Agreement shall be promptly provided to each Investor at, in the case of the Warburg Investor, c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, NY 10017, Attention: General Counsel, Facsimile: (212) 878-9351, Email: notices@warburgpincus.com with a copy (which shall not constitute notice) to Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, Attention: Mark F. Veblen, Facsimile: (212) 403-2000, E-mail: MFVeblen@wlrk.com, and in the case of the Kelso Investor, c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, NY 10022, Attention: William Woo, E-mail: wwoo@kelso.com with a copy (which shall not constitute notice) to Debevoise & Plimpton, LLP, 919 Third Avenue, New York NY 10022, Attention: Michael A. Diz. Email: madiz@debevoise.com, or any other address designated by such Investor in writing to NewCo. All notices or other communications to NewCo in connection with or related to this Agreement shall be provided to NewCo at Waterloo House, Ground Floor, 100 Pitts Bay Road, Pembroke HM 08, Bermuda, or any other address designated by NewCo in writing to the Investors. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

2.5. Expense Sharing Provisions. Each Investor agrees to bear its portion of  the Shared Costs (as defined in the Participant Agreement) in accordance with the Participant Agreement dated September 3, 2020, by and among the Investors (the “Participant Agreement”); provided, however, that if the Closing occurs, NewCo shall reimburse the Investors for any Shared Costs borne by the Investors prior to Closing. Any fees, expenses or damages payable to NewCo from the Company under the Merger Agreement shall be allocated among the Investors (other than any Withdrawing Investor) in accordance with their respective Pro Rata Share (as in effect on the date such fees, expenses or damages, as applicable, become due and payable).

2.6. Representations and Warranties. Each Investor, severally and not jointly, hereby represents and warrants to the other Investors as of November 2, 2020 and as of the date hereof that: (a) it has the requisite power and authority to execute, deliver and perform this Agreement and its Equity Commitment Letter, (b) the execution, delivery and performance by it of this Agreement and its Equity Commitment Letter have been duly authorized by all necessary action and no additional proceedings are necessary to approve such agreements, (c) this Agreement and its Equity Commitment Letter each have been duly executed and delivered by it and constitute valid and binding agreements of it enforceable against it in accordance with the terms hereof or thereof, (d) all of the representations and warranties made by it (or its Affiliate(s)) in its Equity Commitment Letter are complete and accurate in all material respects, (e) its execution, delivery and performance of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract to which such Person is a party or by which such Person is bound or any of such Person’s organizational documents; (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Person or any of the properties or assets of such Person; or (iii) result in the creation of, or impose any obligation on such Person to create, any lien, charge or other encumbrance of any nature whatsoever upon such Person’s properties or assets, (f) none of the information supplied in writing by such Investor specifically for inclusion  or incorporation by reference in any filings contemplated by the Merger Agreement will cause a breach of the representations and warranties, covenants and agreements of NewCo or Merger Sub set forth in the Merger Agreement; and (g) it has disclosed in writing to the other Investors prior November 2, 2020 any material contract, transaction, arrangement or course of dealing with either (x) the Company or its Affiliates or (y) HPS Investment Partners, LLC or its Affiliates, to the extent relating to the Company or its Affiliates. The Arch Investor further represents and warrants to  the other Investors that it and/or its Affiliates have not prior to November 2, 2020, other than as set forth in Amendment No. 1, (i) intentionally defaulted or breached the Merger Agreement, (ii) amended, modified, waived, supplemented, terminated or agreed to an amendment, modification, waiver or supplement to, or termination of, the Merger Agreement, (iii) granted any consent, waiver or approval contemplated or permitted by the Merger Agreement, (iv) terminated the Merger Agreement, (v) waived any condition to Closing specified in Article VII of the Merger Agreement, (vi) determined whether any Closing Condition has been satisfied or (vii) settled any litigation, claim or proceeding (including with respect to any exercise or purported exercise of appraisal rights) arising in connection with, or relating to, the transactions contemplated by the Merger Agreement.

2.7. Governmental Approvals. Each Investor shall use its reasonable best efforts to promptly supply and provide, upon request, such information that is complete and accurate in all material respects to any Governmental Authority in connection with filings or notifications under, or relating to, applicable Laws that are required as a result or the Merger Agreement and the related transactions, and shall reasonably cooperate with NewCo and the other Investors in connection with its efforts obtain any Governmental Approvals, in each case to the extent required by Section 6.03 of the Merger Agreement. Each Investor agrees that it will promptly notify the other Investors in writing if at any time or times prior to the termination of this Agreement such information is, to its knowledge, no longer accurate and complete in all material respects and will promptly update such information so that it is, to its knowledge, accurate and complete in all material respects. If any Governmental Authority asserts any objections related  to any Required Regulatory Approval under the Merger Agreement and such objections relate to the activities or investments of an Investor or such Investor’s Affiliates, such Investor will (at its sole expense, subject to reimbursement, if applicable, under Section 2.5) use its reasonable best efforts to resolve such objections and to obtain such Required Regulatory Approval subject to the limitations set forth in the Merger Agreement, which shall not be waived by NewCo with respect to any Investor or its Affiliates without the prior written consent of such Investor.

2.8. Indemnification. In the event of a breach by an Investor (or its Affiliate(s)) of its obligations under its Equity Commitment Letter or this Agreement results in the Closing not occurring when it otherwise would be required to occur pursuant to the Merger Agreement or results in the termination of the Merger Agreement and, in either case such failure of the Closing to occur or termination of the Merger Agreement has given rise to any expenses, losses or damages by any other Investors (such breaching Investor, an “Indemnifying Investor”), the Indemnifying Investor shall indemnify and hold harmless NewCo, and NewCo shall in turn indemnify and hold harmless each other Investor that is not an Indemnifying Investor, from and against all expenses, losses or damages and any out-of-pocket costs or expenses attributable to such delay in the Closing or termination of the Merger Agreement (the “Indemnifiable Losses”), but Indemnifiable Losses shall not include lost profits or punitive damages except to the extent recovered by the Company or any third party. In no event shall any Investor and its Affiliate(s) collectively be obligated to pay any amount pursuant to its Equity Commitment Letter and this Section 2.8 that, in the aggregate, exceeds the sum of the applicable maximum amount it is obligated to pay pursuant to its Equity Commitment Letter. If there is more than one Indemnifying Investor, the obligations of the Indemnifying Investors shall be several and not joint, with each responsible for its pro rata share of the Indemnifiable Losses based on their respective Commitments on the date hereof.

2.9. No Transfers. Prior to the Closing, without the consent of each of the other Requisite Investors, no Investor shall, directly or indirectly, transfer, or cause to be transferred any equity interests it directly or indirectly holds in any of the Company, NewCo, Merger Sub or any of the direct or indirect holding companies through which all the investors will directly or indirectly fund their respective Commitments (excluding for the avoidance of doubt any investment collection vehicles that are wholly owned by some, but not all, of the Investors and through which such Investors will fund their respective Commitments) other than as permitted under the terms of its Equity Commitment Letter; provided that each such assignee shall agree in writing to be subject to the provisions of this Agreement applicable to the Investors; provided, further, that no such assignment will relieve the assigning Investor of its obligations hereunder or under its Equity Commitment Letter.

3.	DEFINITIONS. For purposes of this Agreement, the following terms shall have the following meanings:

“Arch Investor” shall mean Arch Reinsurance Ltd.

“Commitments” shall, for each Investor, mean the amount of (cash and non-cash) equity set forth in the Equity Commitment Letter delivered by such Investor and/or its Affiliate(s) to NewCo on November 2, 2020, as amended on the date hereof.

“Kelso Investor” shall mean Kelso Investment Associates X, L.P.

“Investors” shall mean the Arch Investor, the Kelso Investor and the Warburg Pincus Investor.

“Pro Rata Share” shall mean the percentage calculated by dividing the amount of an Investor’s Commitment (for the avoidance of doubt, without regard to the funding by any other Investor of its Commitments) by the aggregate Commitments of all Investors. For the avoidance of doubt, as of November 2, 2020 and as of the date hereof, the Pro Rata Share of the Arch Investor, Kelso Investor and Warburg Investor is 40%, 30% and 30%, respectively.

“Warburg Pincus Investor” shall mean WP Windstar Investments Ltd.

4.	MISCELLANEOUS.

4.1. Amendment and Waiver. This Agreement may not be amended, altered or modified and the provisions hereof may not be waived except by a written instrument executed by each of the Requisite Investors. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

4.2. Severability. In the event that any provision hereof would, under applicable Law, be invalid or unenforceable in any respect, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof; provided that, for the avoidance of doubt, it is the intention of the parties hereto that the provisions in Sections 4.4 and 4.5 shall be construed as integral parts of this Agreement and shall not be severable in any manner that increases a party’s liability or obligations hereunder.

4.3. Remedies. Any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy. The parties hereto agree that this Agreement will be enforceable by all available remedies at Law or in equity (including, without limitation, specific performance in the manner contemplated herein), subject to the limitations expressly set forth herein. If NewCo, acting at the direction of the Investors entitled to enforce this Agreement in respect of any provision hereof, elects to do so against an Investor, it must do so against the other Investor(s) if such other Investor(s) shall have similarly failed to perform with respect to the same provision thereof. No Person shall be liable under this Agreement for any consequential, punitive, special, incidental or indirect damages, including lost profits, except to the extent awarded by a court of competent jurisdiction in connection with a third-party claim.

4.4. No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered contemporaneously herewith, and notwithstanding the fact that an Investor may be a partnership or limited liability company, each of NewCo and each Investor by its acceptance of the benefits of this Agreement, covenants agrees and acknowledges that no Person other than NewCo and the Investors shall have any obligations hereunder and no recourse under this Agreement or under any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against any former, current or future direct or indirect equityholders, controlling persons, management companies, portfolio companies, incorporators, stockholders, directors, officers, employees, Affiliates, members, managers, general or limited partners, agents, attorneys or other representatives of any party hereto, or any of their successors or assigns, or any former, current or future direct or indirect equityholders, controlling persons, management companies, portfolio companies, incorporators, stockholders, directors, officers, employees, Affiliates, members, managers, general or limited partners, agents, attorneys or other representatives or successors or assignees of any of the foregoing (other than NewCo and the Investors, each, a “NewCo Related Party” and collectively, the “NewCo Related Parties”), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any NewCo Related Party for any obligations of the Investors or any of their respective successors or permitted assigns under this Agreement or any documents or instrument delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith or for any claim (whether at Law or equity, in tort, contract or otherwise) based on, in respect of, or by reason of such obligations or their creation. NewCo and each Investor further agrees that neither it nor any of its Affiliates shall have any right of recovery against any NewCo Related Party, whether by piercing the corporate veil or by a claim against any such Affiliate. Each of NewCo and the Investors acknowledges that the agreements contained in this Section 4.4 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Investors would not enter into this Agreement.

4.5. No Third Party Beneficiaries. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement; provided, however, that the NewCo Related Parties are express intended third party beneficiaries of Section 4.4.

4.6. Press Release; Communications. Each of the parties hereto shall keep  confidential and not disclose to any other Person, other than their respective Affiliates, representatives and advisors, the contents of this Agreement. The obligations of the parties  under this Section 4.6 shall not apply to information that is required to be disclosed by any applicable Law or in connection with necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents with any governmental authorities or that is publicly available other than as a result of any breach by any of the parties of this Section 4.6. Any general notices, releases, statements or communications to the general public or the press relating to this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby shall be made by NewCo or any Investor (and NewCo and any Investor shall consent to the issuance of any such release) only at such times and in such manner as may be mutually agreed upon by each of the Investors; provided, that any Investor shall be entitled to issue such press releases and to make such public statements as such Investor determines in good faith is required by applicable Law, in which case any other Investor shall be advised thereof and such Investor together with the other Investors shall use their reasonable efforts to cause a mutually agreeable release or announcement to be issued and; provided, further any Investor shall be entitled to disclose the existence of this Agreement and the Merger Agreement and any of the terms and conditions hereof and thereof and the transactions contemplated hereby and thereby and any key financial information relating thereto on a confidential basis to existing and prospective investors of such Investor. Once and solely to the extent such information has been made available to the general public in accordance with this Agreement, this Section 4.6 shall no longer apply to such information.

4.7. Governing Law; Consent to Jurisdiction. This Agreement, and all claims  or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the Law of the State of Delaware, including its statutes of limitations, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. To the extent permitted by Law, each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, and the U.S. District Court sitting in the State of Delaware (and appellate courts thereof) over any suit, action or other proceeding brought by any party arising out of or relating to this Agreement, and each of the parties hereto hereby irrevocably agrees that all claims with respect to any such suit, action or other proceeding shall be heard and determined in such courts. In the event of any litigation regarding or arising from this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party its reasonable expenses, attorneys’ fees and costs incurred therein or in enforcement or collection of any judgment or award rendered therein.

4.8. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

4.9. Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

4.10. Other Agreements; Assignment. This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their Affiliates with respect to the subject matter contained herein, except for the Merger Agreement, the Participant Agreement, and the Equity Commitment Letters and such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms. This Agreement and all of the provisions hereof shall be binding upon  and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns. Other than as provided herein, the rights and obligations of the  Investors hereunder  shall not be assigned without the prior consent of the other Investors; provided that an Investor may, without the consent of any other Investor, assign its rights and obligations under this Agreement to one or more of its Affiliates in connection with the assignment of its Commitment to the extent permitted by the Equity Commitment Letter of such Investor; provided, further, that no such assignment shall relieve the transferring Investor of its obligations hereunder.

4.11. Confidentiality. Each party hereto agrees (x) to, and shall cause its Affiliates and its and its Affiliates’ directors, officers, employees agents, advisors and other representatives (“Representatives”) to, keep any proprietary, non-public or confidential information supplied by or on behalf of any of the other Investors, NewCo or the Company and their respective subsidiaries and Affiliates (“Confidential Information”) confidential and (y) to use, and cause its Representatives to use, the Confidential Information only in connection with the Merger and the other transactions contemplated hereby; provided, however, that the term “Confidential Information” does not include information that (a) is already in such party’s possession, provided that such information is not subject to another confidentiality agreement with or other obligation of secrecy to any Person, (b) is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by such party or such party’s Representatives in breach of this Agreement, or (c) is or becomes available to such party on a non-confidential basis from a source other than any of the parties hereto or any of their respective Representatives, provided that such source is not known by such party to be bound by a confidentiality agreement with or other obligation of secrecy to any Person; provided, further, that nothing herein shall prevent any party hereto from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such party, (iii) to the extent otherwise required by Law or regulation, (iv) to the extent necessary in connection with the exercise of any remedy hereunder, (v) to such party’s existing and prospective investors and limited partners on a confidential basis and (vi) to such party’s Representatives that such party determines in good faith need to know such information (provided, further, that, in the case of clause (i) or (iii), such Investor shall notify the Requisite Investors of the proposed disclosure as far in advance of such disclosure as practicable and permitted by Law, and use reasonable efforts to ensure that any information so disclosed is accorded confidential treatment, when and if available).

4.12. No Partnership or Agency. Nothing in the Agreement shall constitute a partnership between the parties or any of them or constitute any such Person as agent of any other for any purpose whatever and none shall have authority or power to bind the others or to contract in the name of or create liability against the others in any way or for any purpose save as expressly authorized in writing from time to time.

4.13. Structure. The parties hereto acknowledge and agree that the agreements, instruments and other documents contemplated to be entered into after November 2, 2020 will reflect NewCo’s (or other holding entity’s) final corporate form (i.e., corporation, limited liability company, limited partnership or other corporate form) as of the date that such agreements, instruments and other documents are entered into and/or delivered, as applicable, and the agreements of the parties contained herein (including as set forth in the term sheet) shall be reflected in such agreements, instruments and documents with such changes solely as may be necessary to reflect such final corporate form of NewCo or other holding entity.

4.14. Exclusivity. Each Investor agrees that, for so long as this Agreement shall remain in effect, it shall not, and shall cause its Affiliates not to, directly or indirectly (whether alone or jointly with one or more Persons), engage in negotiations or discussions with any Person, solicit or entertain proposals from any Person, submit any indication of interest or bid to any Person, or provide to any Person information, in each case, other than with or to the other Investors, their Affiliates and respective Representatives, regarding any transaction that entails the direct or indirect acquisition of all or substantially all of the assets or equity interests of the Company, or an intended objective of which is to impede the acquisition of the Company, by the Investors (a “Competing Transaction”), nor shall any Investor or any of such Investor’s Affiliates otherwise be involved with any Competing Transaction (whether as investor, lender, advisor or in any other capacity).

4.15. Counterparts. This Agreement may be executed in one or more counterparts, any one of which may be by electronic submission, and all of which taken together shall constitute one and the same instrument.

[Signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

GREYSBRIDGE HOLDINGS LTD.

By:	/s/ Pierre Jal
Name:	Pierre Jal
Title:	Director

ARCH REINSURANCE LTD.

By:	/s/ Jerome Halgan
Name:	Jerome Halgan
Title:	Chief Executive Officer
Arch Reinsurance Ltd.

KELSO INVESTMENT ASSOCIATES X, L.P.
By:	Kelso GP X, L.P., its general partner
By:	Kelso GP X, LLC, its general partner

By:	/s/ William Woo
Name:	William Woo
Title:	Managing Member

WP WINDSTAR INVESTMENTS LTD

By:	/s/ David Sreter
Name:	David Sreter
Title:	Director